[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

Writer’s direct dial number	Writer’s e-mail
(202) 274-2007	nquint@luselaw.com

May 11, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

Attn.:	Perry Hindin, Esq. Special Counsel Office of Mergers and Acquisitions

Re:	Neffs Bancorp, Inc. Schedule 13E-3 Filed on April 11, 2011 File No. 5-86176

Preliminary Proxy Statement Filed on April 8, 2011 File No. 0-32605

Dear Mr. Hindin:

On behalf of Neffs Bancorp, Inc. (the “Company”), we are transmitting by EDGAR the Company’s Revised Preliminary Proxy Statement on Schedule 14A, including Appendices (the “Revised Proxy Material”). The filing fee of $800 was previously paid in connection with the initial filing of the preliminary proxy material.  In connection with the filing of the Revised Proxy Material, the Company is also filing Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Amended Schedule 13E-3”).

Set forth below are the staff’s comments as set forth in the letter dated April 21, 2011, along with the Company’s responses thereto.  The Revised Proxy Material and the Amended Schedule 13E-3 have been marked to reflect changes from the original filings.

Securities and Exchange Commission
May 11, 2011

Schedule 14A

General

1.           The preliminary proxy statement appears to be missing significant amounts of what would appear to be material information.  Please allow sufficient time for Staff review of the additional information.

1.           The preliminary proxy statement has been revised to include the missing information related to share information as of the record date.  The remainder of the comment is noted.

Special Factors, page 16

2.           It appears that the many of the factors cited in support of the timing of the transaction, have been present for some time.  Please revise to provide expanded disclosure regarding the reasons behind the Company’s choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history.  Refer to Item 1013 (c) of Regulation M-A.

1.           Page 16 has been revised, as requested.

Opinion of Financial Advisor, page 24

3.           Please address how the Board was able to reach the fairness determination as to unaffiliated security holders, given that Danielson Associates’ opinion addressed fairness with respect to “shareholders of the Neffs Bancorp, including both shareholders who receive Cash Consideration and those who remain shareholders of Neffs Bancorp.”

1.           Page 41 has been revised, as requested.

4.           The fairness opinion appears to suggest that in forming its opinion, the financial advisor relied upon certain non-public projections regarding the Company.  To the extent such projections were prepared by the Company, please disclose such projections in the proxy materials.  In doing so, please also disclose (i) the approximate date on which such financial projections were last updated by management and (ii) the key business and economic assumptions underlying such financial projections.

1.           The reference to the review of financial projections was inadvertently included in the fairness opinion.  The Company believes that the following statement from page 28 properly describes the financial projections utilized by the financial advisor:

1.           “These assumptions were not based upon any projections or budgets from the Company”

Securities and Exchange Commission
May 11, 2011

1.           Page C-2 of the fairness opinion has been revised accordingly.

5.           Define the term NPA as used on page 26.

1.           Page 26 has been revised, as requested.

Reduction of Certain Direct and Indirect Costs, page 35

6.           Please reconcile the reference to $80,000 with disclosure on page 23 which appears to suggest that the same expenses related to SEC filing and reporting requirements were approximately $131,000 in 2010.

1.           Page 35 has been revised to disclose the estimated $65,000 of value attributed to indirect costs related to being a public company.  When added to the other direct expenses, this totals the $146,000 of estimated cost savings set forth on page 23, which has also been revised to reconcile to the $131,000 disclosed in the table on page 23.

Additional Effects of Transaction on Non-Affiliated Shareholders, page 40

7.           The heading of this section refers to additional effects but it is unclear if the effects discussed in this section are in addition to those effects listed on pages 36 through 39 and whether, similar to the disclosure provided on page 39 with respect to affiliated shareholders, the unaffiliated holders will participate in the merger in the same manner and to the same extent as all other holders.  Please revise to clarify.

1.           Page 40 has been revised to clarify (i) that unaffiliated shareholders will participate in the merger in the same manner as all other holders and (ii) that the additional effects supplement those listed on pages 37 to 39, which are applicable to all holders, including unaffiliated holders.

Recommendations of the Board, page 41

8.           The factors listed in Instruction 2 to item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Note that to the extent the Board’s discussion and analysis does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  In addition, the factors to be discussed relate to the Board’s fairness determination of the going-private transaction in its entirely, and such determination and the related factors are not limited to specific forms of consideration to be provided to particular groups of shareholders.  We note that the analysis of the Board

Securities and Exchange Commission
May 11, 2011

does not appear to address the factors described in clauses (i) through (vi) and (viii) of Instruction 2 to Item 1014 with respect to the Series A Preferred Stock or explain in detail why such factors were not deemed material or relevant.  We also note that the analysis of the Board does not appear to address the factors discussed in clauses (viii) of Instruction 2 to Item 1014 with respect to the fairness of the Cash Consideration or explain in detail why such factors were not deemed material or relevant.  The analysis of the Board also does not appear to address any of the factors of Instruction 2 to Item 1014 with respect to the fairness of the transaction for those holders who will continue to remain holders of Common Stock.  Please revise accordingly.

1.           Pages 45 and 46 have been revised, as requested.

Structure of the Merger, page 58

9.           Please explain the meaning of the last sentence of the second paragraph of this section, referring to “the absence of transaction costs.”

1.           Page 59 has been revised, as requested.

Shares held in street name, page 59

10.         We refer you to the third to last sentence of the first paragraph in this section and the discussion in the first paragraph on page 60 describing what happens to shares of Common Stock acquired by a shareholder after the Record Date who was not already a Third Tier Record Holder.  Please advise what effect, if any, will result if First Tier or Second Tier Record Holders transfer shares held by them to a broker or custodian who, prior to such transfer, already held or was deemed to hold 101 or more shares of the Company’s common stock.  Will such transferred shares remain Common Stock following the merger or will such shares be converted into the right to receive shares of Series A Preferred Stock on a share for share basis?

1.           Page 61 has been revised to clarify the treatment of all shares in such situations, as requested.

Source of Funds and Expenses

11.         Disclosure in this section indicates that the Company reserves the right to limit the amount of cash payable in the transaction to $3.5 million.  Please disclose the circumstances under which the Company may choose not to impose such limit.

1.           Page 62 has been revised, as requested.

Securities and Exchange Commission
May 11, 2011

Proxy card

12.         We refer you to the disclosure in the first whole paragraph on page 60 indicating that each share of Common Stock acquired by a shareholder after the Record Date who was not already a Third Tier Record Holder will be converted into the right to receive shares of Series A Preferred Stock on a share for share basis.  Please reconcile this disclosure with the Cash Consideration election under proposal 1 which suggests that a holder choosing such election will receive Cash Consideration in exchange for all shares of common stock held by such holder at the effective time of the merger.

1.           The proxy card has been revised to reflect that the election relates to shares held as of the record date, and not all shares held as of the effective time, as requested.

13.         We note that proposal 1 is not conditioned upon the approval of proposal 2.  With a view toward disclosure, please advise us of the consequences that would result if proposal 1 is approved but proposal 2 is not.

1.           We believe that existing disclosure on page 64, under “Conditions to Consummation of the Merger,” which indicates that “The completion of the Merger depends upon a number of events, including:  … the approval of the amendment to the Company’s Articles of Incorporation by the shareholders of Neffs Bancorp, Inc. authorizing preferred stock, including the Series A Preferred Stock” provides the requested disclosure.

14.         The legend above the signature line on the proxy card indicates that the proxy confers discretionary authority on the proxy holders to vote with respect to the election of any person as director, where the nominees are unable to serve or for good cause will not serve.  Please confirm for us that should the Company lawfully identify or nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(a) and 7 of Schedule 14A with respect to such nominees.

1.           The Company confirms that an amended proxy statement would be filed in such circumstances, and would provide the requested information.

*   *   *   *   *

Securities and Exchange Commission
May 11, 2011

We trust the foregoing is responsive to the staff’s comments.  Please advise the undersigned at (202) 274-2007 or John J. Gorman of this office at (202) 274-2001 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures
cc:	Kevin Schmidt, Vice President John J. Gorman, Esq.